Province of British Columbia
British Columbia Securities Commission

03 DEC -1 7:21

82-3378

FORM 51-901F

03037779

QUARTER REPORT

SUPPL

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	September 30, 2003	November 22, 2003

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
T. A. (Terry) Ibbetson	T. A. (Terry) Ibbetson	November 22, 2003
James L. Swanson	James L. Swanson	November 22, 2003

Financial Support Discussion
First Quarter Report ended September 30, 2003

Schedule A - Financial Statements

Attached are the following Financial Statements and their comparisons to the equivalent period a year earlier:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- And the Notes to the Financial Statements

Schedule B – Supplementary Information

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - Deferred Development Costs
  - General and Administrative Expenses;
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $52,500;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $474,681:
  - Reclassification of September 2002 has been made to conform to current statement presentation;

	Period Ended Sept 30, 2003 $	Period Ended Sept 30, 2002 $
Beginning Inventory	685,017	421,366
Purchase, Parts & Supplies	360,818	467,691
Direct Labour & Overhead	101,080	111,875
TOTAL INVENTORY	1,146,915	1,000,932
Less Ending Inventory	720,556	626,775
Cost of Goods Sold	426,359	374,157
Commission	48,322	35,021
Cost of Goods Sold and Commission	474,681	409,178

1. See Financial Statements

2. See Financial Statements (Note 8)

3. a) See Financial Statements (Note 7)

   b) Options outstanding end of period:

Name	Number	Expiration date
Terence A. Ibbetson, director	100,000	April 22, 2004
James L. Swanson, director	100,000	April 22, 2004
Eric J. Harris, director	50,000	April 22, 2004
Employees	67,000	April 22, 2004
	317,000	

4. a) See Financial Statements (Note 7)

   b) See Financial Statements (Note 7)

   c) See Financial Statements (Note 7)

   d) See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Vice-President

Schedule C - Management Discussion

1. CON-SPACE business:

The Company is engaged primarily in the development, manufacturing and marketing of a line of Industrial Communication products. Many of its products are used in noisy, hazardous work environments and confined spaces while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation Headsets. Business is conducted through domestic, international divisions and subsidiaries.

The Company is ISO-9001 certified and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and the military worldwide. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy as is the military business.

2. Discussion on Financial Statements:

The effects of the increasing Canadian dollar has effected the growth of the Company as a majority of sales are in US dollars. However, the Company still experienced first quarter sales of $963,518, which is an increase of 21.6% over the $792,475 achieved during the first quarter of last year. The rise in the Canadian dollar effectively decreased the actual sales number for this quarter by approximately $200,000, which would have gone mostly to profits.

The effects of the weak US dollar adversely affected the Company's bottom line as it has done for most every Canadian company with exports to the USA. However, CON-SPACE still managed a growth of 22 percent, meaning that the Company substantially increased its over all sales performance. As a method of recouping the lost profit margin management intends on implementing a price increase on all its products along with instituting a program to reduce expenses for the balance of this fiscal year.

First quarter gross profit rose by 27% to $485,468 at the end of the September 2003 compared to $382,332 a year earlier. However, operating costs increase by $156,099 or 51% to $461,862 from last year's $305,763 thus resulting in a decline in profits.

Items affecting the operating costs include: increase research and development, engineering salaries, and new product intrinsic safety costs; increased travel and tradeshow expenses, the transfer of Andy Ibbetson to England, and the increased advertising costs: expanded manufacturing personnel: and costs related to investor relations activities.

Net profits ended at $11,073 or $0.00 per share compared to last year's profit of $57,021 or $0.01 per share for the same quarterly period.

The new action under way by the Company to increase prices and reduce costs will be reflected in future financial reports. The management feels positive about the balance of this fiscal year as a number of major orders are in the works.

3. Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization:

Corporate liability insurance costs have increased substantially as a result of terrorist events that have occurred worldwide during the past two years. Insurance costs in the quarter ended September 30, 2003 increased to $15,670 from last year's $9,200 for the same period. Liability insurance increased by nearly $17,000 per annum with our latest renewal which became effective October 2003.

Office supplies, computer, and rent expenses increased by $14,329 for the first quarter 2004 due in part to the increase in supplies, postage and telephone costs to support additional staffing levels and the efforts to increase customer awareness.

Due to increased marketing efforts, the cost of advertising, travel and tradeshows increased by $56,463 to September 2003 over the same period last year.

Time spent on Research and Development increased during the period ended September 2003 and as a result the expense increased from $9,031 in September 2002 to $44,878; a portion of which is the additional staff required to support new product development.

An amount of $14,000 was spent in the current quarter for investor relation's activities. Public Company Expenses relate to filing, sustaining, SEDAR and legal fees totaled $5,195 compared to $1,592 to September 2002.

Salaries, wages and benefits increased from $156,420 to September 2003 as compared to $127,018 for the same period of 2002. This increase resulted from the hiring of additional staff, their related benefits, and salary increases.

4. Major Contracts obtained or cancelled:

The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute world wide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent applicant holder for this devise and the Company did the design work on the product. Sales of this product began in April of 2002.

The company received a major order from the US Air National Guard for a total of C$147,000 in October. This order will ship in December of this year.

The private labeling OEM business continues to grow with the increasing supply of products for customers like Tyco-Scott and there new “EZ-RADIOCOM II". The Company now manufactures “Private Labeled” product for 22 different manufacturers.

Other Major projects with various Militaries and Government agencies continue to be worked on by the CON-SPACE team.

On July 31, 2003 the company approved and amended the management agreement with Ridel Investments Ltd. The remuneration for management services contract increased to $17,500 per month effective July 1, 2003 and will be increased to $20,000 per month effective January 1, 2004.

5. Financing and Use of Proceeds:

Employee stock options of $8,260 were exercised in the first quarter. On July 14, 2003 530,000 common shares held in escrow were released for trading. The Company continues its search for additional capital.

6. Investor Relations activities:

In September of 2003 the Company contracted with Quinton Investment Services Corp out of Kamloops, B.C., at a cost of $2,500 per month, to assist in handling its Investor Relation activities. This replaces the agreement formerly held with Canadian Nexus Ventures Ltd which was established in February 2003 at a rate of $4,000 per month. The Company feels it must continue in its efforts in promoting itself as an investment opportunity to the investment market.

7. Related Party transactions:

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. This agreement was amended to $17,500 per month effective July 1, 2003 and to $20,000 per month effective January 1, 2004.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

8. Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital:

Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

Working capital has improved substantially in the last year as the effects of major orders concluded during the year and the respective accounts receivable have been collected. However, expenses still remain under tight control and the Company continues to look for further private placement investment to allow for an increase in research and development, manufacturing staff and sales promotion activities.

The Company has applied for and received approval in spring of 2003 for a three year time-release of escrow shares.

The Company has an established $400,000 line of credit with its bank.

9. Other relevant items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions:

CON-SPACE Communications Ltd. was officially granted Tier 1 status on the TSX Venture exchange in January 2003. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products. Its products were used to make initial contact with nine trapped miners in the Pennsylvania coalmine disaster of July 2002 and successfully contributed to their rescue.

During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

10. Items subsequent to the year close:

a. The Company's Directors passed a resolution in April 2003 to allow the company to establish an Incentive Stock Option Plan for its staff. This Stock Option plan has since been approved and accepted by the Toronto Venture Exchange and received final approval at Shareholder's Annual General Meeting on November 13, 2003.

b. On November 14, 2003 the Company was audited and passed its upgrade to the new ISO-9000 2000 standards and will be receiving its new certificate within the next few weeks.

c. Subsequent to the quarter end a total of 50,000 common shares were issued at $0.14 per share from the exercise of options.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

(IN CANADIAN DOLLARS)

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2003 & JUNE 30, 2003
(Prepared by Management)

	Sept 30 2003 $	June 30 2003 $
ASSETS		
CURRENT ASSETS		
Cash	290,225	391,925
Accounts Receivable (Note 9)	558,878	564,815
Inventory (Note 4)	720,556	685,017
Prepaid Expenses	32,842	31,639
	1,602,501	1,673,396
CAPITAL ASSETS (Note 5)	204,118	207,469
DEMO INVENTORY	169,765	166,448
INCOME TAX RECOVERIES	244,678	244,678
	2,221,062	2,291,991
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	258,870	319,618
Bank Indebtedness (Note 9)	365,777	329,087
Current Portion LTD (Note 10)	271,838	279,392
	896,485	928,097
LONG TERM DEBT		
Loan (Note 10)	214,250	272,900
	1,110,735	1,200,997
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,375,525	2,367,265
DEFICIT- Beginning of the year	(1,276,271)	(2,055,586)
Earnings (Deficit)	11,073	779,315
End of period	(1,265,198)	(1,276,271)
	2,221,062	2,291,991

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President

James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED SEPTEMBER 30, 2003 & SEPTEMBER 30, 2002
(Prepared by Management)

	3 months ended Sept 30, 2003 $	YTD ended Sept 30, 2003 $	3 months ended Sept 30, 2002 $	YTD ended Sept 30, 2002 $
SALES	963,518	963,518	792,475	792,475
COST OF GOODS SOLD	474,681	474,681	409,178	409,178
GROSS MARGIN	488,837	488,837	383,297	383,297
OTHER INCOME - Other (Note 13)	---	---	---	---
- Foreign Exchange	(3,369)	(3,369)	(965)	(965)
	485,468	485,468	382,332	382,332
OPERATING EXPENSES				
Accounting and Legal	7,842	7,842	7,096	7,096
Advertising and Promotion	37,517	37,517	12,344	12,344
Bad Debts	171	171	(1,562)	(1,562)
Insurance	15,670	15,670	9,200	9,200
Interest and Service Charges	37,672	37,672	39,014	39,014
Management & Consulting Fees	47,250	47,250	41,192	41,192
Miscellaneous	(299)	(299)	221	211
Office Rent	17,531	17,531	11,674	11,674
Office Supplies & Computer	17,637	17,637	9,165	9,165
Postage and Courier	4,227	4,227	5,041	5,041
R&D and Production Expenses	44,878	44,878	9,031	9,031
Regulatory and Filing Fees	5,195	5,195	1,592	1,592
Salaries, Wages and Benefits	156,420	156,420	127,018	127,018
Telephone	8,169	8,169	5,051	5,051
Travel and Accommodation	25,636	25,636	7,863	7,863
Trade Shows	18,007	18,007	4,490	4,490
Utilities	837	837	848	848
Repair & Maintenance	2,908	2,908	2,456	2,456
Vehicle Expenses	14,594	14,594	14,039	14,039
	461,862	461,862	305,763	305,763
OPERATING INCOME (LOSS)	23,606	23,606	76,569	76,569
DEPRECIATION/AMORTIZATION	(12,533)	(12,533)	(19,548)	(19,548)
NET INCOME (LOSS)	11,073	11,073	57,021	57,021
DEFICIT, BEGINNING OF PERIOD	(1,276,271)	(1,276,271)	(2,055,586)	(2,055,586)
DEFICIT, END OF PERIOD	(1,265,198)	(1,265,198)	(1,998,565)	(1,998,565)
OPERATING INCOME PER SHARE	0.00	0.00	0.01	0.01
NET INCOME PER SHARE	0.00	0.00	0.01	0.01

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2003 & SEPTEMBER 30, 2002
(Prepared by Management)

	3 months ended Sept 30, 2003 $	YTD ended Sept 30, 2003 $	3 months ended Sept 30, 2002 $	YTD ended Sept 30, 2002 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	11,073	11,073	57,021	57,021
Plus Amortization	12,533	12,533	19,548	19,548
	23,606	23,606	76,569	76,569
Net changes in non-cash operating accounts				
Accounts Receivable	5,937	5,937	29,137	29,137
Inventory	(35,539)	(35,539)	(122,392)	(122,392)
Prepaid Expenses	(1,203)	(1,203)	(36,579)	(36,579)
Accounts Payable	(60,748)	(60,748)	40,646	40,646
Operating Bank Loan	36,690	36,690	26,046	26,046
	(31,257)	(31,257)	13,427	13,427
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(9,182)	(9,182)	(5,835)	(5,835)
Increase in Demo Inventory	(3,317)	(3,317)	---	---
	(12,499)	(12,499)	(5,835)	(5,835)
FINANCING ACTIVITIES				
Deferred Financing Costs	---	---	---	---
Loan Long Term	(66,204)	(66,204)	(20,861)	(20,861)
Issuance of Share Capital	8,260	8,260	---	---
	(57,944)	(57,944)	(20,861)	(20,861)
INCREASE (Decrease) IN CASH	(101,700)	(101,700)	(13,269)	(13,269)
CASH, Beginning in period	391,925	391,925	26,789	26,789
CASH, End of period	290,225	290,225	13,520	13,520

- See Accompanying Notes

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis.

c) Amortization of capital assets

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

The carrying value of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

d) Deferred product development

New product development costs, where the product has not gone into commercial production, including allocations for administration and overhead are recorded as period costs. Prior to 2000, certain initial core technology development costs were deferred and amortized on a straight-line basis over three to five years.

e) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized.

f) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

g) Cost of goods sold

Cost of goods sold consist of materials, labor and overhead costs associated with the manufacture of the Company's products.

h) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year of 9,168,980 (2002 - 8,189,980).

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period. Diluted earnings per share for the current year has been calculated based on 9,519,980 (2002 – 8,935,980) shares.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

i) Related party transactions

Related party transactions are recorded at their exchange amounts which approximate fair market value.

j) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax valuation allowance and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

k) Risk management

The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. As at the year end, approximately $334,000 of the cash balance was denominated in pounds sterling and held in the Company's UK subsidiary.

The Company is potentially exposed to concentration of credit risks as approximately 51% of sales are to 5 foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

The Company is currently exposed to interest rate risk as the majority of short-term and long-term loans have floating interest rates. **(See Note 10).**

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

l) Future income taxes

The Company follows the "liability" method of recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements. The fundamental principle of the "liability " method is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

m) Stock-based compensation

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires stock-based awards made to non-employees and employees be measured using a fair value based method. Recognition and disclosure of these awards applies only to awards granted or altered in fiscal years commencing on or after January 1, 2002. Under the pronouncement all awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision. For awards to employees, the Company can choose to report the fair value of awards on a pro-forma basis in the notes to the financial statements.

The Company has chosen to allocate the fair value of all stock based compensation as a direct charge to income in its financial statements.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

n) Revenue recognition

Product sales revenue is recognized upon shipment to outside customers.

(IN CANADIAN DOLLARS)

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	2003 $	2002 $
Parts and supplies	294,976	232,493
Work in progress	216,182	182,778
Finished goods	209,398	407,044
	720,556	822,315

(See Note 9)

5. CAPITAL ASSETS

	2003 $			2002 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	165,048	104,653	60,395	57,747
Furniture and equipment	112,722	90,309	22,413	26,289
Computer equipment	147,855	113,689	34,166	21,255
Software	72,789	47,488	25,301	22,229
Trademarks, patents and licenses	86,910	33,151	53,759	66,719
Leasehold improvements	41,137	33,053	8,084	8,328
	626,461	422,343	204,118	202,567

(IN CANADIAN DOLLARS)

6. DEFERRED PRODUCT DEVELOPMENT COSTS

	Sept 2003 $	Sept 2002 $
Market development	145,361	145,361
Product development	1,643,494	1,643,494
Product safety approvals	70,680	70,680
	1,859,535	1,859,535
Less accumulated amortization	1,859,535	1,836,640
	-	22,895

Prior to 2001, the Company was engaged in the development of new lines of products for which it capitalized related costs **(Note 2(d)).** During the prior and current year, product development was primarily for enhancements to existing lines. Accordingly, research and development costs as detailed below have been charged to current year operations.

	Sept 2003 $	Sept 2002 $
Administration & Supplies	810	6,154
Labor	35,813	---
Safety approvals	8,255	2,877
	44,878	9,031

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i) 50,000,000 common shares without par value
ii) 20,000,000 second common shares without par value
iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

	2004		2003	
Common	# of Shares	$	# of Shares	$
Balance, beginning of year	9,109,980	2,367,265	8,189,980	2,083,786
Issued during year:				
Private placement i)				
- shares	-	-	530,000	176,288
- warrants (437,000)	-	-	-	51,012
Options ii)	59,000	8,260	350,000	49,000
Finance fee iii)	-	-	40,000	10,000
Share issue costs	-	-	-	(2,821)
	9,168,980	2,375,525	9,109,980	2,367,265

During the first quarter of fiscal 2004 the Company issued 59,000 common shares at $0.14 per share from the exercise of stock options for total proceeds of $8,260.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

Director and employee stock options outstanding are as follows:

	Number of Options	Weighted average exercise price
Outstanding, beginning of year	376,000	$0.14
Options cancelled	-	$0.14
Options exercised	(59,000)	$0.14
Outstanding, end of 1st qtr	317,000	$0.14

	Number of Options	Exercise Price	Expiry Date
Directors	250,000	$0.14	April 22, 2004
Employees	67,000	$0.14	April 22, 2004
	317,000		

Share purchase warrants outstanding are as follows:

	Number of warrants	Weighted average exercise Price
Outstanding, beginning of year	437,000	0.66
Issued and outstanding, end of 1st qtr	437,000	0.66

Outstanding Warrants	Exercise Price	Expiry Date
237,000	$0.75	March 19, 2004
	1.00	March 19, 2005
200,000	0.35	February 25, 2004
	0.45	February 25, 2005
437,000		

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

e) Escrow and restricted shares

In the prior year, 2,650,000 common shares were held in escrow subject to release based on the following schedule:

- 5% on December 20, 2002, June 20, 2003, December 20, 2003 and June 20, 2004.
- 10% on December 20, 2004, June 20, 2005, December 20, 2005, June 20, 2005, December 20, 2006, June 20, 2007, December 20, 2007, June 20, 2008.

During the previous fiscal year 2003 the Company became a Tier I issuer in accordance with the policies of the TSX Venture Exchange. Tier 1 status provides for the escrow release schedule to be accelerated as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

On July 14, 2003, 530,000 common shares held in escrow were released for trading.

At the end of the first quarter of fiscal 2004, 1,987,500 shares were held in escrow.

8. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement dated June 30, 1991 for the provision of management services for compensation of $15,200 per month payable to Ridel Investments Ltd., a private company controlled by two directors. This agreement is subject to an annual review by the Board of Directors.

On July 31, 2003, the Company approved and amended the management agreement with Ridel Investments Ltd. The remuneration for management services contract increased to $17,500 per month effective July 1,2003 and to $20,000 per month effective January 1, 2004.

9. BANK INDEBTEDNESS

	2003 $	2002 $
Bank indebtedness	365,777	314,418

Bank of Montreal line of credit facility up to $400,000 with interest at the bank's prime rate plus 2%.

To secure the indebtedness, the bank has a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds on certain assets.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	2003 $	2002 $
Government of Canada: Western Economic Diversification Repayment terms: Monthly installment of $4,000 to February 1, 2004. Payments include interest at a floating rate currently at approximately 6.5% per annum. (See (i) below)	48,938	92,751
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1% with monthly principal payments of $1,250 due February, 2005.	21,250	86,250
Business Development Bank of Canada: Term loan with principal repayments as follows: 12 monthly payments of $10,000 commencing July 23, 2003; 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	309,100	378,000
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998.		
Term loan with principal repayments as follows: 12 payment of $7,000 commencing July 23, 2003; 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate. The loan is due on December, 2004.	106,800	148,900
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid		

The loans from the Business Development Bank of Canada are secured by a general security agreement.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT – CONT'D

	2003 $	2002 $
Bank of Montreal: (See Note 9 for security information)		
Small business improvement loan bearing interest at prime plus 2.75%. The loan was repaid during the year	-	10,472
Small business improvement loan bearing interest at prime plus 2.75% . The loan was repaid during the year.	-	7,290
	486,088	723,663
Less: current portion	271,838	252,516
	214,250	471,147

Estimated principal payments due in each of the next five years:

	$
2004	279,392
2005	171,200
2006	101,700
2007 and thereafter	-
	552,292

i. The Western Economic Diversification program places various restrictions upon the Company. The major restrictions are as follows:

1. Repayment of shareholder loans to be pre-approved by Western Economic Diversification.
2. Five percent of any new share capital issued for cash to be applied against outstanding principal.
3. Restrictions on certain shareholders' stock trading.

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2004	48,000
2005	48,000
2006	48,000
2007	48,000
2008	-